

August 11, 2020

Ran Poliakine
Chief Executive Officer
Nano-X Imaging Ltd.
Communications Center
Neve Ilan, Israel 9085000

> **Re: Nano-X Imaging Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 31, 2020**
> **File No. 333-240209**

Dear Mr. Poliakine:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed July 31, 2020

Our Strategy, page 3

1. We note your updated disclosure that you have now "entered into collaboration agreements with cloud-based enterprises." Please describe the material terms of these agreements. In addition, please file the collaboration agreements as exhibits or tell us why you believe these agreements are not required to be filed. See Item 601(b)(10) of Regulation S-K.

Collaboration Agreement with SK Telecom, page 93

2. Please disclose the material terms of your material agreements, such as the expiration term and termination provisions of your collaboration agreement with SK Telecom. Please file the agreement as an exhibit or tell us why you believe such agreement is not required to be

       filed. See Item 601(b)(10) of Regulation S-K.

<u>General</u>

3.   On page 5 and page 77 you state you have not elected to opt out of the extended transition period under Section 107(b) of the JOBS Act. However, your risk factor disclosure on page 45 states that you have elected to opt out of this provision. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Kate Tillan at 202-551-3604 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Andrea Nicolas, Esq.